1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      ✓                 Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      ☐                No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

Contact: Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL ENTERS INTO DEFINITIVE AGREEMENTS WITH CHIPMOS

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Feb 26, 2010

Taichung, Taiwan, Feb 26, 2010—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today announced that it will enter into an equipment purchase agreement (the “Equipment Purchase Agreement”) with ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) to sell SPIL’s DRAM testers and LCD driver assembly and test operation lines with sale price of approximate NT$ 1.63 billion. Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. The estimated profit is approximately NT$ 53 million, but the actual amount will not be determined until the completion of each actual equipment delivery.

Under the terms and conditions of the Equipment Purchase Agreement, SPIL commits not to purchase DRAM testers and LCD driver assembly and test equipments within five years after the effective date of the Agreement.

SPIL also announced that it has entered into a share purchase agreement (the “Share Purchase Agreement”) with ChipMOS TECHNOLOGIES (Bermuda) LTD. to purchase 133,000,000 common shares of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a wholly owned subsidiary by ChipMOS TECHNOLOGIES (Bermuda) LTD., with a consideration of approximate NT$ 1.63 billion. The purchased shares represent approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, SPIL will pay the purchase price in four installments to ChipMOS TECHNOLOGIES (Bermuda) LTD. with the final installment scheduled to be paid on or about March 31, 2011.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”) (NASDAQ:SPIL, Taiwan Stock Exchange: 2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 26, 2010	By:	/s/ MS. EVA CHEN
Eva Chen
Chief Financial Officer